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                                                FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-41133

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated December 4, 1997)


                                5,592,000 Shares

                                 INTERLEAF, INC.

                                  Common Stock

         This Prospectus Supplement supplements information contained in that certain Prospectus dated December 4, 1997, as supplemented on August 3, 1998 (the "Prospectus") of Interleaf, Inc. (the "Company"), relating to the shares of Common Stock issuable upon conversion of the Series 6% Convertible Preferred Stock, $.01 par value per share by the Selling Shareholders. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus.

         On November 3, 1998, the Company entered into an agreement with the holders of 5,487 (or 79%) of the 6,987 shares then outstanding of the 6% Convertible Preferred Stock under which those persons agreed to convert all of their shares of 6% Convertible Preferred Stock in exchange for an aggregate total of $2,194,800 in cash and 3,525,811 shares of the Company's Common Stock. The transaction was completed on November 18, 1998.

         Under the terms of the agreement, each of the participating holders redeemed 40% of its shares of 6% Convertible Preferred Stock for $1,000 per share in cash (equal to the amount of the liquidation preference) plus $150.00 per share in the form of additional Common Stock valued at $1.00 per share. In addition, each participating holder converted 60% of its shares of 6% Convertible Preferred Stock into Common Stock, together with accrued dividends to the date of conversion, based upon a conversion price of $1.10 per share. The shares of Common Stock received upon such conversion will be sold pursuant to this Prospectus. The shares received upon redemption of the other 40% of the 6% Convertible Preferred Stock are not being sold pursuant to this Prospectus.

         One remaining holder of the 6% Convertible Preferred Stock, SIL Nominees, Ltd., elected not to participate in the restructuring transaction and will continue to hold its shares of 6% Convertible Preferred Stock in accordance with their original terms.

                 Prospectus Supplement dated November ___, 1998